SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

CONCORDIA ANNOUNCES EXPIRATION OF CONSENT SOLICITATION

October 12, 2005 - Concordia Bus AB (the “Issuer”) announced today that, by 5:00 p.m., London time, on October 4, 2005 (the “Expiration Time”), they had received and accepted the requisite number of consents (“Consents”) from holders of their €160,000,000 11% Senior Subordinated Notes due 2010 (the “Notes”) necessary to amend the indenture under which the Notes were issued in February 2000 (the “Indenture”), in accordance with the Request for Consent, dated October 3, 2005 (the “Request for Consent”). The proposed amendments change a number of covenants and terms of the Indenture as detailed in the Request for Consent.  On October 4, 2005, a supplemental indenture amending the Indenture to incorporate those amendments was executed and delivered by the Issuer and the Trustee for the Notes in accordance with the Indenture and such amendments become effective.  All holders of Notes will therefore now be bound by the amendments regardless of whether they have provided Consents.

By:  Lucid Issuer Services Limited
as Tabulation Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	October 14, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer